SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________

FORM 11-K

FOR ANNUAL REPORTS OF
EMPLOYEE STOCK REPURCHASE, SAVINGS
AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2009.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ____________

Commission file number: 0-13153

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Habersham Bancorp 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Habersham Bancorp
Highway 441 N.
P.O. Box 1980
Cornelia, Georgia  30531

Financial Statements

(a)	Financial Statements

Filed as a part of this report on Form 11-K is the audited financial statements of the Plan as of December 31, 2009 and 2008 and for the year ended December 31, 2009.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Habersham Bancorp 401(k) Plan

By: Senior Vice President

By:	/s/ Karen Neely
Name:	Karen Neely
Title:	Senior Vice President

Dated: June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Habersham Bancorp 401(k) Plan
Cornelia, Georgia

We have audited the accompanying statements of net assets available for benefits of the Habersham Bancorp 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009 and the supplemental schedule as of December 31, 2009.  These financial statements and supplemental schedule are the responsibility of the Plan’s administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Habersham Bancorp 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary information included in the accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s administrator.  Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
June 29, 2010

Habersham Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

Assets:	2009	2008

Cash	$65,013	46,478
Investments, at fair value:
Pooled separate accounts	4,952,052	4,238,773
Common stock of Habersham Bancorp	55,681	148,660
Participant loans	55,453	63,984

Total investments	5,063,186	4,451,417

Net assets available for benefits	$5,128,199	4,497,895

See accompanying notes to financial statements.

Habersham Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

Additions to net assets attributed to:
Contributions:
Employer	$43,319
Employee	314,664
Total contributions	357,983

Investment income:
Interest	3,452
Net increase in fair value of investments	995,417
Total investment income	998,869

Total additions	1,356,852

Deductions from net assets attributed to:
Benefit distributions to participants	726,548
Total deductions	726,548

Increase in net assets available for benefits	630,304

Net assets available for benefits:

Beginning of year	4,497,895

End of year	$5,128,199

See accompanying notes to financial statements.

Habersham Bancorp 401(k) Plan
Notes to Financial Statements
(1)	Description of the Plan

General
The following description of Habersham Bancorp 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan, which commenced on July 1, 1985, is a defined contribution plan covering all eligible employees of Habersham Bancorp and subsidiaries (the “Company”).  Full-time employees become eligible to participate after the attainment of 21 years of age.  Enrollment in the Plan is available twice annually on January 1 and July 1.  Employees are eligible for Company matching contributions immediately.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may contribute from 1% to 50% of their pretax earnings up to a maximum of $16,500 and an additional $5,500 catch-up contribution can be made if the participant turns the age of 50 by December 31, 2009.    Rollover contributions from other qualified plans are permitted.  At its discretion, the Company may make matching contributions in an amount not to exceed 100% of each participant’s first 3% of compensation contributed as elective deferrals.

Effective March 30, 2009, the Company elected to temporarily cease future matching contributions to the Plan. The date at which matching contributions will be continued has not yet been determined.

Vesting
Participants are immediately vested in their voluntary contributions to the Plan. Participants vest in the Company’s contributions according to the following schedule:

Years of Service	Percentage
Less than 2	0%
2	25%
3	50%
4	75%
More than 4	100%

Participants automatically become 100% vested upon death or disability while still an active employee of the Company. Upon termination of employment, amounts not vested will be forfeited with such forfeitures reducing the Company’s future matching contributions.  No forfeitures were used to reduce the Company’s contributions during 2009.  Forfeitures of $10,548 and $16,214 were available at December 31, 2009 and 2008, respectively, to reduce the Company’s future contributions.

Payment of Benefits
Upon retirement, a participant is entitled to receive 100% of his vested account balance in a lump-sum distribution or periodic payments over a predetermined period. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s vested account balance in a lump-sum distribution or periodic payments over a predetermined period. In addition, disabled participants are entitled to 100% of their vested account balance. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their account. The Plan also allows for certain hardship withdrawals prior to termination of employment.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(1)	Description of the Plan, continued

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.00% to 7.00%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator.

Administrative Expenses
Significant costs of administering the Plan are paid by the Company.  These costs include legal, administrative and accounting fees.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. The participants affected by the termination will immediately become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those assets of the Plan.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

Investment Valuation
The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification Topic 820 (“ASC 820”) Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The Plan’s investments are stated at fair value. The Company’s stock trades on the OTC exchange, and the value of Habersham Bancorp stock is based on a quoted market price. Investments in pooled separate accounts are valued at fair value based on quoted market prices of the underlying fund assets, net of investment management fees. Participant loans are stated at cost, which approximates fair value.

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies, continued

occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The net gain/(loss) from investment activity includes realized and unrealized gains and losses from investment activity as well as earnings on investments. Unrealized gains/(losses) are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year. Earnings on investments include interest on the pooled separate accounts.

Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

Recent Accounting Pronouncements
As of December 31, 2009, the Plan adopted FASB updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of the investments, such as the nature of any restrictions on the investor’s ability to redeem its investments a the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of this update did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to 1) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 and to describe the reasons for the transfers and 2) present separately information about purchases, sales, issuances and settlements in the roll forward of changes in Level 3 financial instruments. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring measurements for assets and liabilities in Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard is effective for interim an annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010. As this guidance is only disclosure related, it will not have a material impact on the Plan’s financial statements.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(3)	Investments

The following table represents investments at December 31, 2009 and 2008:
	2009	2008
Pooled separate accounts:
JH Lifecycle 2045	$32,861	19,993
JH Lifecycle 2040	32,670	22,856
JH Lifecycle 2035	44,109	30,770
JH Lifecycle 2030	100,461	94,718
JH Lifecycle 2025	379,491	309,931
JH Lifecycle 2020	388,792	179,876
JH Lifecycle 2015	7,307	3,864
JH Lifecycle 2010	7,138	2,345
JH Lifestyle Retirement	-	41,781
JH Lifestyle Aggressive	188,627	146,792
JH Lifestyle Growth	121,817	148,572
JH Lifestyle Balanced	25,056	18,555
JH Lifestyle Moderate	2,219,743	2,067,499
JH Lifestyle Conservative	753,937	617,829
JH DFA Emerging Markets Value	-	481
JH Bridgeway Ultra-Small Co	8,829	1,564
JH Royce Opportunity	3,414	11,234
JH Small Cap Value Index	1,377	974
Mid Cap Stock Fund	7,941	15,739
JH Energy	5,963	2,480
JH DFA International Value	5,354	13,373
JH American Funds EuroPacific	-	6,314
EuroPacific Growth Fund	5,062	-
International Value Fund	1,530	1,079
JH Oppenheimer Global	42,034	37,710
JH Dreyfus Prem Structure Mid	-	6,573
JH Dreyfus Structured Mid Cap	1,659	-
JH Templeton World	31,762	24,017
JH Jennison Growth	1,567	644
JH T. Rowe Price Blue Chip	-	11,775
Blue Chip Growth Fund	18,234	-
JH Legg Mason Value	-	13,188
JH BlackRock Large Value	9,460	21,288
Small Cap Opportunities Fund	6,210	9,174
JH RiverSource Mid Cap Value	28,248	22,981
JH Mutual Discovery	17,908	17,146
JH Mutual Beacon	25,362	22,695
JH Davis New York Venture	22,803	13,006

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(3)	Investments, continued

	2009	2008
Pooled separate accounts, continued
JH UBS U.S. Large Cap Equity	-	10,920
JH American Funds Inv Co Am	-	6,445
JH American Funds Wash Mutual	9,634	5,955
JH PIMCO All Asset	74,023	52,295
JH UBS Global Allocation	-	1,800
JH LM Partners Glb High Yield	5,992	2,804
JH John Hancock Strategic Inc	15,018	12,474
JH PIMCO Global Bond	11,594	18,822
JH PIMCO Total Return	44,195	62,933
JH PIMCO Real Return	3,365	1,424
JH Stable Val	168,290	59,387
MFS Utilities	2,693	1,812
Domini Social Equity	2,508	398
The Growth Fund of America	11,841	20,077
American Century Vista	2,851	1,665
T.Rowe Price Sci & Tech	945	566
All Cap Value Fund	-	13,331
Optimized All Cap Fund	7,224	6,100
Investment Company of America	593	-
BlackRock Global Allocation	4,254	-
Columbia Value & Restructuring	1,395	-
DFA U.S. Small Cap Fund	3,708	-
Total Bond Market Fund	14,050	-
500 Index Fund	5,254	-
Large Cap Fund	15,899	-
Intl Small Cap Fund	-	749

Total pooled separate accounts	4,952,052	4,238,773

Common Stock of Habersham Bancorp	55,681	148,660
Participant loans	55,453	63,984

Total investments	$5,063,186	4,451,417

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(3)	Investments, continued

During 2009, the Plan’s investments (including investments bought, sold, and held during the year) increased in fair value by $995,417 as detailed below:

Net change in investments at fair value as determined by quoted market price:
Pooled separate accounts	$1,088,396
Common Stock of Habersham Bancorp	(92,979)

Net change in fair value	$995,417

Single investments representing more than 5% of the Plan’s net assets as of December 31, 2009 and/or 2008, are separately identified.

	2009	2008
Pooled separate accounts:
JH Lifecycle 2025	$379,491	309,931
JH Lifecycle 2020	388,792	179,876
JH Lifestyle Moderate	2,219,743	2,067,499
JH Lifestyle Conservative	753,937	617,829

(4)	Tax Status

The Plan received a determination letter for the prototype plan upon which it is modeled dated November 19, 2001, in which the Internal Revenue Service (IRS) stated that the Plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Party-In-Interest Transactions

Members of management of the Plan sponsor are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. The participants in the Plan direct the investment of their accounts.

During the course of the year, the Plan enters into certain party-in-interest transactions with the Company.  The Company, as the Plan sponsor, may declare cash dividends on its common stock on a quarterly basis throughout the year.  In 2009, the Plan did not receive cash dividends on its investment in the Company’s stock. Additionally, the Company may provide a discretionary contribution to the Plan’s participants.  No discretionary contribution was made for the 2009 or 2008 plan year. The Plan purchased 11,412 shares and sold 36 shares of the Company’s common stock during the year ended December 31, 2009.  Shares held by the Plan at December 31, 2009 and 2008 had a market value of $55,681 and $148,660, respectively.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(6)	Distributions Approved and Processed But Not Yet Paid

As of December 31, 2009, there were no distributions which had been approved and processed but not paid out.

(7)	Fair Value Measurements

The Company utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures.

Fair Value Hierarchy

The Company groups assets fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.  These levels are:

Level 1 –	Valuation is based upon quoted prices for identical instruments traded in active markets.
Level 2 –
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 –
Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability.  Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Pooled separate accounts:  The fair values of participation units held in pooled separate accounts are based on their net asset values, as reported by the managers of the pooled separate accounts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date.

Common Stock of Habersham Bancorp:  The common stock of Habersham Bancorp is traded on the Over-the-Counter Bulletin Board under the symbol HABC.

Participant loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Habersham Bancorp 401(k) Plan

Notes to Financial Statements, continued

(7)	Fair Value Measurements, continued

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Pooled separate accounts	$4,952,052	-	-	4,952,052
Common stock of Habersham Bancorp	55,681	-	-	55,681
Participant loans	-	-	55,453	55,453

Total assets at fair value	$5,007,733	-	55,453	5,063,186

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Pooled separate accounts	$4,238,773	-	-	4,238,773
Common stock of Habersham Bancorp	148,660	-	-	148,660
Participant loans	-	-	63,984	63,984

Total assets at fair value	$4,387,433	-	63,984	4,451,417

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Participant Loans
Balance, beginning of year	$63,984
New loans	5,500
Repayments	(14,031)

Balance, end of year	$55,453

Habersham Bancorp 401(k) Plan
Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes

December 31, 2009
EIN:  58-1563165 PN 001

(a)	(b) Identity of issuers, borrower, lessor or similar party		(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Pooled separate accounts:

	JH Lifecycle 2045	3,563	pooled separate account sub-account units	N/A	32,861
	JH Lifecycle 2040	3,539	pooled separate account sub-account units	N/A	32,670
	JH Lifecycle 2035	4,775	pooled separate account sub-account units	N/A	44,109
	JH Lifecycle 2030	10,937	pooled separate account sub-account units	N/A	100,461
	JH Lifecycle 2025	40,658	pooled separate account sub-account units	N/A	379,491
	JH Lifecycle 2020	40,505	pooled separate account sub-account units	N/A	388,792
	JH Lifecycle 2015	748	pooled separate account sub-account units	N/A	7,307
	JH Lifecycle 2010	715	pooled separate account sub-account units	N/A	7,138
	JH Lifestyle Aggressive	7,175	pooled separate account sub-account units	N/A	188,627
	JH Lifestyle Growth	4,211	pooled separate account sub-account units	N/A	121,817
	JH Lifestyle Balanced	809	pooled separate account sub-account units	N/A	25,056
	JH Lifestyle Moderate	67,632	pooled separate account sub-account units	N/A	2,219,743
	JH Lifestyle Conservative	21,432	pooled separate account sub-account units	N/A	753,937
	JH Bridgeway Ultra-Small Co	626	pooled separate account sub-account units	N/A	8,829
	JH Royce Opportunity	232	pooled separate account sub-account units	N/A	3,414
	JH Small Cap Value Index	99	pooled separate account sub-account units	N/A	1,377
	Mid Cap Stock Fund	499	pooled separate account sub-account units	N/A	7,941
	JH Energy	74	pooled separate account sub-account units	N/A	5,963
	JH DFA International Value	283	pooled separate account sub-account units	N/A	5,354
	EuroPacific Growth Fund	100	pooled separate account sub-account units	N/A	5,062
	International Value Fund	81	pooled separate account sub-account units	N/A	1,530
	JH Oppenheimer Global	1,162	pooled separate account sub-account units	N/A	42,034
	JH Dreyfus Structured Mid Cap	100	pooled separate account sub-account units	N/A	1,659
	JH Templeton World	961	pooled separate account sub-account units	N/A	31,762
	JH Jennison Growth	88	pooled separate account sub-account units	N/A	1,567
	Blue Chip Growth Fund	870	pooled separate account sub-account units	N/A	18,234
	JH BlackRock Large Value	583	pooled separate account sub-account units	N/A	9,460
	Small Cap Opportunities Fund	344	pooled separate account sub-account units	N/A	6,210
	JH RiverSource Mid Cap Value	3,383	pooled separate account sub-account units	N/A	28,248
	JH Mutual Discovery	290	pooled separate account sub-account units	N/A	17,908
	JH Mutual Beacon	261	pooled separate account sub-account units	N/A	25,362

HABERSHAM BANCORP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes

December 31, 2009
EIN:  58-1563165 PN 001

(a)	(b) Identity of issuers, borrower, lessor or similar party		(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Pooled separate accounts:

	JH Davis New York Venture	893	pooled separate account sub-account units	N/A	22,803
	JH American Funds Wash Mutual	309	pooled separate account sub-account units	N/A	9,634
	JH PIMCO All Asset	4,483	pooled separate account sub-account units	N/A	74,023
	JH LM Partners Glb High Yield	214	pooled separate account sub-account units	N/A	5,992
	JH John Hancock Strategic Inc	1,576	pooled separate account sub-account units	N/A	15,018
	JH PIMCO Global Bond	783	pooled separate account sub-account units	N/A	11,594
	JH PIMCO Total Return	2,219	pooled separate account sub-account units	N/A	44,195
	JH PIMCO Real Return	210	pooled separate account sub-account units	N/A	3,365
	JH Stable Val	41,023	pooled separate account sub-account units	N/A	168,290
	MFS Utilities	143	pooled separate account sub-account units	N/A	2,693
	Domini Social Equity	76	pooled separate account sub-account units	N/A	2,508
	The Growth Fund of America	392	pooled separate account sub-account units	N/A	11,841
	American Century Vista	94	pooled separate account sub-account units	N/A	2,851
	T.Rowe Price Sci & Tech	25	pooled separate account sub-account units	N/A	945
	Optimized All Cap Fund	437	pooled separate account sub-account units	N/A	7,224
	Investment Company of America	18	pooled separate account sub-account units	N/A	593
	BlackRock Global Allocation	224	pooled separate account sub-account units	N/A	4,254
	Columbia Value & Restructuring	30	pooled separate account sub-account units	N/A	1,395
	DFA U.S. Small Cap Fund	199	pooled separate account sub-account units	N/A	3,708
	Total Bond Market Fund	933	pooled separate account sub-account units	N/A	14,050
	500 Index Fund	9	pooled separate account sub-account units	N/A	5,254
	Large Cap Fund	1,261	pooled separate account sub-account units	N/A	15,899

*	Common Stock of Habersham Bancorp	74,241		N/A	55,681
	Participant loans		Interest rates ranging from 4.00% to 7.00% with maturities through April 2018	-	55,453

* - Habersham Bancorp is a party-in-interest to the Plan.
N/A – Value is not applicable due to investment being participant directed